UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                   Wallstreet Racing Stables, Inc. ("WRSB")
              --------------------------------------------------
                             (Name of Issuer)

                    Common Stock, $.001 par value per share
               -------------------------------------------------
                      (Title of Class of Securities)

                                 932901 10 1
                            ---------------------
                               (CUSIP Number)


                          David J. Babiarz, Esq.
                          ----------------------
                    Overton, Babiarz & Associates, P.C.
                    -----------------------------------
                   7720 East Belleview Avenue, Ste. 200
                   ------------------------------------
                            Englewood, CO 80111
                            -------------------
                              (303) 779-5900
                              --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)


                                  12/17/99
                 ------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
_____.


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CUSIP No.       932901 10 1

1      Name of Reporting Person

       Bill M. Conrad

2      Check the Appropriate Box if a Member of a Group       a
                                                                ----
                                                              b
                                                                ----
3      SEC USE ONLY

4      Source of Funds *

       Not applicable.

5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)   _

6      Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7      Sole Voting Power:            165,434

8      Shared Voting Power:          1,500

9      Sole Dispositive Power:       165,434

10     Shared Dispositive Power:     1,500

11     Aggregate Amount Beneficially Owned by Each Reporting Person:    166,934

12     Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares *
                 ---

13     Percent of Class Represented by Amount in Row (11):    18.5%

14     Type of Reporting Person *

       IN



                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1:  SECURITY AND ISSUER

         This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Wallstreet Racing Stables, Inc. (hereinafter the "Company"), whose principal place of business is located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.

ITEM 2:  IDENTITY AND BACKGROUND

         Not applicable.

Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

Item 4:  PURPOSE OF TRANSACTION

         The disposition which is the subject of this Schedule was effected by Mr. Conrad for the purpose of adjusting his personal investments. Mr. Conrad has no plan to effect any transaction which would have the effect of, or result in, any of the following:


          a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, however, that in his capacity as an officer and director of the Company, Mr. Conrad will review opportunities which come to his attention and act as he deems in the best interest of the shareholders;

          c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of the Company;

          f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

          j.   Any action similar to any of those enumerated above.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Schedule, Mr. Conrad is deemed to beneficially own 166,934 shares of Common Stock of the Company. Such amount includes 165,434 shares of Common Stock owned directly by the Reporting Person, and 1,500 shares of Common Stock owned indirectly by him through a corporation in which he is an officer, director, and principal shareholder.
               The Reporting Person's beneficial ownership represents 18.5% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          b. Mr. Conrad has the sole power to vote and dispose of 165,434 shares of Common Stock and shares voting and dispositive power over 1,500 shares of Common Stock of the Company.

          c. Effective December 17, 1999, the Reporting Person gifted 20,000 shares of Common Stock, leaving him with a balance of 166,934 sharess.

          d.   Not applicable.

          e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

          There is no material required to be filed as exhibits to this Schedule.

                               SIGNATURE
                               ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D/A is true, correct and complete.




/s/ Bill M. Conrad                        Date:    January 07, 2000
-------------------------                      -------------------------
Bill M. Conrad